1       REPORTING PERSON

        Alta Limited
        8 Church St., 3rd Floor, St. Helier, Jersey JE4 8WQ, Channel Islands Alta Stichting Foundation (beneficial owner)
        Weena 340, 3012 NJ, Rotterdam, The Netherlands

2       ISSUER NAME

Envision Development Corp. (EDV)

3       TAX ID (NA)

4       STATEMENT FOR: May 2000

5       AMENDMENT: NA

6       RELATIONSHIP: 10% owner

7       FILING: Form filed by more than One Reporting Person


                                     TABLE 1 - NON-DERIVATIVE SECURITIES
-----------------------------------------------------------------------------------------------------------------
                1                   2         3                     4                       5         6      7
TITLE OF SECURITY                 DATE      CODE            SECURITIES ACQUIRED          TOTAL SH.   D/I   NATURE
-----------------                 ----      ----            -------------------          ---------   ---   ------
Common (Alta)                   11/22/99      P         952,900     A       $ 8.62        952,900     D    --
Common (Foundation)(1)          11/22/99      P         952,900     A       $ 8.62        952,900     I    Charitable
                                                                                                           Foundation
                                                                                                           owns
                                                                                                           corporation

Common (Alta)(2)                12/13/99      P       2,500,000     A           NA      3,452,900     D
                                                       options
Common (Foundation)(2)          12/13/99      P       2,500,000     A           NA      3,452,900     I    see above
                                                       options
Common (Alta-Acq.
   On Options)(3)                1/17/00      J         792,667     A       $ 6.00      2,245,567     D
Common (Foundation)(3)           1/17/00      J         792,667     A       $ 6.00      2,245,567     I    see above

Common (Alta)                    4/13/00     J4       1,745,567     D           NA         500,000    D
Common (Foundation)              4/13/00     J4       1,745,567     D           NA         500,000    I    see above
Common (Alta)                    4/13/00     J4       1,745,567     A           NA      2,245,567     D
Common (Foundation)              4/13/00     J4       1,745,567     A           NA      2,245,567     I    see above

Common (Alta)                    5/10/00    J5 V        190,000     A       $ 8.00      1,935,567     D
Common (Foundation)              5/10/00    J5 V        190,000     A       $ 8.00      1,935,567     I    see above




                                         TABLE II - DERIVATIVE SECURITIES
---------------------  -------------------------------------------------------------------
1 DERIVATIVE SECURITY  2 EX PX     3 DATE      4 TX CODE  5 SECS A   5 SECS D  6 EXERSABLE
---------------------  -------     ------      ---------  --------   --------  -----------
See Options (p. 1):
Options (Alta)          $ 6.00  12/13/99 .00    J(2) 0    2,500,000              immed
Options (Foundation)    $ 6.00  12/13/99 .00    J(2) 0    2,500,000              immed

Options (Alta)          $ 8.00   1/17/00 .00    J(3) 0               2,000,000   immed
Options (Foundation)    $ 8.00   1/17/00 .00    J(3) 0               2,000,000   immed

Options (Alta)          $ 8.00   5/10/00 .00   J(5) V 0                500,000   immed
Options (Foundation)    $ 8.00   5/10/00 .00   J(5) V 0                500,000   immed


                                       TABLE II - DERIVATIVE SECURITIES
---------------------  -------------------------------------------------------------------
1 DERIVATIVE SECURITY  6 EXPIR   7 TITLE & AMT    8 PX     9 TOTAL NO. 10 D/I    11 NATURE
---------------------  -------   -------------    ----     ----------- ------    ---------
See Options (p. 1):
Options (Alta)                  2,500,000 common            2,500,000    D
Options (Foundation)            2,500,000 common            2,500,000    I       owns corp

Options (Alta)                  2,000,000 common   NA         500,000    D
Options (Foundation)            2,000,000 common   NA         500,000    I       owns corp

Options (Alta)                    500,000 common   NA               -    D
Options (Foundation)              500,000 common   NA               -    I       owns corp


(1)     Foundation is a charitable foundation that owns Alta Limited

(2) Options for 2,000,000 shares are exercisable at $6.00 per share; options for 500,000 shares are exercisable at $8.00 per share

(3) 2,500,000 options exercised for 792,667 shares, 500,000 options retained, balance extinguished. See Table 2 above.

(4) Simultaneous non-pecuniary exchange with ZERO.NET in initial capitalization reflects ownership share in ZERO.NET.

(5) Options for 190,000 shares were exercised; balance extinguished, resulting in a decrease in beneficial ownership of 310,000 shares.

SIGNERS:

         Alta Limited

           By:  /s/ Diane Stanley, Director           Dated May 16, 2000
                ---------------------------
                Diane Stanley

         Alta Stitching Foundation

           By:  /s/ Diane Stanley, Director           Dated May 16, 2000
                ---------------------------
                Diane Stanley